UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TubeMogul, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number)

Foundation Capital

250 Middlefield Road

Menlo Park, CA 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 898570106	13D/A	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 6,710,829 shares of Common Stock (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 6,710,829 shares of Common Stock (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,710,829 shares of Common Stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	This Schedule 13D/A is filed by Foundation Capital VI, L.P. (“FC6”), Foundation Capital VI Principals Fund, L.L.C. (“FC6P”) and Foundation Capital Management Co. VI, L.L.C. (“FCM6” and together with FC6 and FC6P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 6,628,097 shares held by FC6; and (ii) 82,732 shares held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 35,759,820 shares of the Common Stock outstanding as of April 29, 2016, as set forth in Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on May 10, 2016.

CUSIP No. 898570106	13D/A	Page 3 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital VI Principals Fund, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 6,710,829 shares of Common Stock (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 6,710,829 shares of Common Stock (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,710,829 shares of Common Stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 6,628,097 shares held by FC6; and (ii) 82,732 shares held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 35,759,820 shares of the Common Stock outstanding as of April 29, 2016, as set forth in Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 10, 2016.

CUSIP No. 898570106	13D/A	Page 4 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Foundation Capital Management Co. VI, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 6,710,829 shares of Common Stock (2)
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 6,710,829 shares of Common Stock (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,710,829 shares of Common Stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8% (3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D/A.
(2)	Includes (i) 6,628,097 shares held by FC6; and (ii) 82,732 shares held by FC6P. FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P. FCM6 owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 35,759,820 shares of the Common Stock outstanding as of April 29, 2016, as set forth in Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the SEC on May 10, 2016.

Explanatory Note

This Schedule 13D/A (this “Schedule 13D/A”) is being filed by the Reporting Persons (as defined below) to amend the Schedule 13D originally filed with the Securities and Exchange Commission on August 4, 2014 and amended on June 16, 2015 and on March 15, 2016 (as amended, the “Original Schedule 13D”) to report the distribution of shares of Common Stock (as defined below) of the Issuer (as defined below) by certain of the Reporting Persons. The Original Schedule 13D is hereby amended and supplemented as detailed below, and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Effective May 23, 2016, FC6 distributed 390,000 shares of the Issuer’s Common Stock to its limited partners, including FCM6, which received 100,425 shares in connection pursuant to the distribution. Immediately thereafter, FCM6 distributed such 100,425 shares to its members.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Schedule 13D/A is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class
FC6	6,628,097	0	6,710,829	0	6,710,829	6,710,829	18.8	% (2)
FC6P	82,732	0	6,710,829	0	6,710,829	6,710,829	18.8	% (2)
FCM6	0	0	6,710,829	0	6,710,829	6,710,829	18.8	% (2)

(1)	FCM6 serves as the sole general partner of FC6 and serves as the manager of FC6P. As such, FCM6 possesses voting and dispositive power over the shares held by FC6 and FC6P, and may be deemed to have indirect beneficial ownership of the shares held by FC6 and FC6P.
(2)	This percentage is calculated based upon 35,759,820 shares of the Common Stock outstanding as of April 29, 2016, as set forth in Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on May 10, 2016.

(c) Except as set forth in Item 4 above, none of the Reporting Persons nor Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016

FOUNDATION CAPITAL MANAGEMENT CO.VI, L.L.C.

By:	/s/ Paul R. Holland
Member

FOUNDATION CAPITAL VI, L.P.

By:	Foundation Capital Management Co. VI, L.L.C.
its General Partner

By:	/s/ Paul R. Holland
Member

FOUNDATION CAPITAL VI PRINCIPALS FUND, L.L.C.

By:	Foundation Capital Management Co. VI, L.L.C.
its Manager

By:	/s/ Paul R. Holland
Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)